Via Facsimile and U.S. Mail
Mail Stop 6010

January 29, 2007

Mr. Thomas L. Wegman
President
BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

      Re: **BioSpecifics Technologies Corp**.
             Item 4.02(a) Form 8-K filed January 25, 2007
             File No. 000-19879

Dear Mr. Wegman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02 (a) Form 8-K filed January 25, 2007

1. Item 4.02 requires a company to file a Form 8-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the company's previously issued financial statements covering one or more years or interim periods no longer should be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20. The Form 8-K is required to be filed within 4 business days based on the date such conclusion is made by the board of directors. Refer to SEC Release 33-8400. We

see that you filed the Item 4.02 8-K on January 25, 2007. Please advise us as to the date the board of directors concluded that your financial statements, as previously reported, should no longer be relied upon and advise us regarding the timeliness of your Form 8-K.

2. In accordance with Item 4.02 (a)(1) of Form 8-K, please revise your disclosure to clearly state the date on which you determined that investors should no longer rely upon your financial statements for the specified periods. In addition, please also provide us with an estimated time-frame as to when you intend to file the comprehensive 10-KSB which will include the restated consolidated financial statements for the year ended December 31, 2003.

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Please revise your filing and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant